

May 2, 2024

Terri Reynolds, Esq.
c/o The Lightstone Group
Lightstone Value Plus REIT II, Inc.
1985 Cedar Bridge Avenue, Suite 1
Lakewood, NJ 08701

   Re: Lightstone Value Plus REIT II, Inc.
     Schedule 14D-9 Filed April 24, 2024
     File No. 005-94193

Dear Terri Reynolds:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Schedule 14D-9 filed April 24, 2024

Person/Assets, Retained, Employed, Compensated or Used, page 4

1. We note in the disclosure under "THE SOLICITATION OR RECOMMENDATION" that the Board of Directors consulted the Advisor about the Tender Offer. Please state in your response letter whether the Advisor received any compensation from the Company in connection with the Board of Director's consultation with representatives of the Advisor regarding the terms of the Tender Offer. Revise the disclosure in this section of the Schedule 14D-9, if applicable. See Item 1009(a) of Regulation M-A.

  We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please direct any questions to Eddie Kim at 202-679-6943 or Dan Duchovny at 202-551-3619.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions